CANTERBURY PARK

1100 Canterbury Road

Shakopee, MN  55379

Canterbury Park Holding Corporation Reports Financial

Results for the Second Quarter and First Six Months of 2018

FOR IMMEDIATE RELEASE	CONTACT: Randy Sampson
August 14, 2018	(952) 445-7223

SHAKOPEE, MN – Canterbury Park Holding Corporation (the “Company”) (NASDAQ: CPHC) today announced financial results for its second quarter and six month periods ended June 30, 2018.

The Company reported net revenues of $16.5 million for the three months ended June 30, 2018,  an increase of 4.2% from revenues of $15.8 million in the same 2017 period. Card Casino revenues increased $368,000, or 4.5%, due to a $456,000 increase in table games revenues.   This increase was partially offset by a $159,000 decrease in poker revenues.  Pari-mutuel revenues increased $50,000, or 1.4%, primarily due to an increase in simulcast and guest fee revenue.  Food and beverage revenues increased $36,000, or 1.5%.

For the six months ended June 30, 2018, the Company’s net revenues were $28.7 million, an increase of 5.3% from revenues of $27.3 million for the same period in 2017.  Card Casino revenues increased $940,000, or 5.9%, which reflected a $1.1 million increase in table games revenues, partially offset by a modest decline in poker revenues. Pari-mutuel revenues increased $85,000, or 1.7%, primarily due to an increase in simulcast and guest fee revenue. Food and beverage revenues decreased $6,000, or 0.2%.

The Company’s operating expenses during the 2018 second quarter were $15.5 million, an increase of  $858,000, or 5.9%, compared to the 2017 second quarter expenses of

$14.7 million, and the Company’s operating expenses during the six months ended June 30, 2018 were $26.4 million, an increase of  $1.1 million, or 4.5%, from $25.3 million in the six months ended June 30, 2017. The increases in both the three and six month periods as compared to the same periods in the prior year are due to increased purse related expense,  salaries and benefits, and utilities.

Net income for the three and six months ended June 30, 2018 totaled $725,000 and $1.7 million, respectively, compared to $717,000 and $1.2 million for the same periods in 2017.  The increase in net income for the three and six month periods benefited from a reduction in income tax expense of $207,000 and $188,000, respectively. Diluted income per share for the three and six months ended June 30, 2018 was $0.16 and $0.38, respectively, compared to $0.16 and $0.28 for the same periods in 2017.

The Company generated adjusted EBITDA of $1.7 million for the three months ended June 30, 2018, a decrease of $68,000, or 3.8% from the same period a year ago.    Adjusted EBITDA as a percentage of net revenues for the three months ended June 30, 2018 decreased to 10.3% from 11.2% for the same period in 2017.    The Company generated adjusted EBITDA of $3.7 million in the first six months of 2018, an increase of $395,000, or 12.1% from the same period a year ago.    Adjusted EBITDA as a percentage of net revenues for the six months ended June 30, 2018 increased to 12.8% from 12.0% for same period in 2017.    EBITDA represents earnings before interest, income tax expense, and depreciation and amortization.  Adjusted EBITDA reflects additional adjustments to net income to eliminate unusual items, which for the 2018 second quarter excluded loss on disposal of assets of $100,000 and, for the first six months of 2018, excluded the loss on disposal of assets and gain on insurance recoveries.

Additional information regarding the results of the Company’s second quarter and first six months of 2018 is presented in the accompanying table and in our Form 10-Q Report that will be filed with the Securities and Exchange Commission on August 14, 2018.

Management Comments:

Randy Sampson, Canterbury Park’s President and Chief Executive Officer, commented: “Our operating results for the second quarter were lower than expected and lower than the first quarter, due primarily to inclement weather during the period, which negatively impacted both card casino and live racing revenues. Weather challenges during the period included a weekend blizzard in April and rain on several weekends in May and June, including a storm that resulted in cancellation of a portion of the live racing program on Memorial Day, typically one of our busiest live racing days. Despite the inclement weather, our Pari-mutuel revenue during the second quarter of 2018 increased slightly compared to the prior year period. This was attributable to stronger simulcast and guest fee revenues due in part to the possibility of a Triple Crown winner as well as an additional live racing day. This increase marks the sixth consecutive quarter-over-quarter growth in Pari-mutuel revenue. Our increase in Card Casino revenue during the second quarter of 2018 was primarily due to an unusually high hold percentage on our table games during the period. Food and beverage revenue increased slightly during the second quarter of 2018, benefitting from the extra live racing day as well as price increases compared to the prior year. Net income was positively impacted by recent reductions in corporate tax rates resulting in our effective tax rate for the first six months of 2018 decreasing to 27.7% compared to 40.8% for the same period in 2017.”

Mr. Sampson added: “We continue to make progress on our development plans as we work with the City of Shakopee and various potential development partners. On August 8, 2018, the City Council of the City of Shakopee approved a Contract for Private Redevelopment (“Redevelopment Agreement”) between the City of Shakopee Economic Development Authority and Canterbury Park Holding Corporation and its subsidiary Canterbury Development LLC in connection with a Tax Increment Financing District (“TIF District”), that the City had approved in April 2018. The Redevelopment Agreement was signed on August 10, 2018. With that final approval in place, we expect to break ground on the first phase of the Canterbury Commons development in September.”

Under the Redevelopment Agreement, the Company has agreed to undertake specific infrastructure improvements within the TIF District, including the development of public streets, utilities, sidewalks, and other public infrastructure and the City of Shakopee has agreed that a portion of the incremental tax revenue generated from the infrastructure improvements will be reimbursed to the Company, with a maximum reimbursement amount of approximately $23.34 million.  See footnote 11 of the Company’s Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2018 for more detailed information on this Redevelopment Agreement.

Use of Non-GAAP Financial Measures:

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, both of which are non-GAAP measures.  EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity.  EBITDA has been presented as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry.  Moreover, other companies that provide EBITDA information may calculate EBITDA differently than we do.  Adjusted EBITDA reflects additional adjustments to our net income to eliminate unusual items. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of unusual or infrequent items for the three months ended. For the three and six months ended June 30, 2018, Adjusted EBITDA excluded the loss on disposal of assets and gain on insurance recoveries.

About Canterbury Park:

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack, Minnesota’s only thoroughbred and quarter horse racing facility.  The Company’s 70-day 2018 live race meet began on May 4 and ends September  15.  In addition, Canterbury Park’s Card Casino hosts “unbanked” card games 24 hours a day, seven days a week, offering both poker and table games.  The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its facility in Shakopee, Minnesota.  For more information about the Company, please visit us at www.canterburypark.com.

Cautionary Statement:

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions.  For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws.  Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements.  We report these risks and uncertainties in our Annual Form 10-K Report to the SEC and subsequent Form 10-Q. They include, but are not limited to: material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate; and other factors that are beyond our ability to control or predict.

canterbury park holding corporation’s

summary of operating results

(UNAUDITED)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
Operating Revenues, (net)	$16,512,724	$15,846,475	$28,732,672	$27,289,546

Operating Expenses (1)	$15,513,258	$14,655,317	$26,376,451	$25,236,579

Non-Operating Income, (net)	$5,048	$11,415	$17,455	$23,603

Income Before Income Taxes	$1,004,514	$1,202,573	$2,373,676	$2,076,570

Income Tax Expense	($279,163)	($486,000)	($658,633)	($847,000)

Net Income	$725,351	$716,573	$1,715,043	$1,229,570

Basic Net Income Per Common Share	$0.16	$0.16	$0.39	$0.28

Diluted Net Income Per Common Share	$0.16	$0.16	$0.38	$0.28

(1) Operating expenses for the three months ended June 30, 2018 include a $99,000 loss on disposal of assets. Operating expenses for the six months ended June 30, 2018 include the $99,000 loss on disposal, and a  $21,000 gain on insurance recoveries. Note the loss on disposal of assets was accounted for as an addition to expenses and the gain on insurance recoveries was accounted for as a reduction of expenses.

Reconciliation of net income to ADJUSTED ebitda

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
NET INCOME	$725,351	$716,573	$1,715,043	$1,229,570
Interest income, net	(5,048)	(11,415)	(17,455)	(23,603)
Income tax expense	279,163	486,000	658,633	847,000
Depreciation	601,080	577,275	1,236,225	1,222,998
EBITDA	1,600,546	1,768,433	3,592,446	3,275,965
Gain on insurance recoveries	-	-	(21,064)
Loss on disposal of assets	99,934	-	99,934
ADJUSTED EBITDA	$1,700,480	$1,768,433	$3,671,316	$3,275,965